Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-272706) of Cybin Inc. (the "Company") of our report dated June 28, 2023 to the shareholders of Small Pharma Inc. on the consolidated financial statements of Small Pharma Inc., which comprises of the consolidated statements of financial position as at February 28, 2023 and 2022, and the consolidated statements of operations and comprehensive loss, changes in equity (deficit), cash flows, and notes to the consolidated financial statements, including a summary of significant accounting policies, for the years then ended, as included in the Company's Business Acquisition Report Amendment No. 1 on Form 6-K/A, as filed with of the United States Securities Exchange Commission on November 13, 2023.

/s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
November 13, 2023